

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Ivica Krolo
Chief Financial Officer
Birkenstock Holding plc
1-2 Berkeley Square
London W1J 6EA , United Kingdom

Re: Birkenstock Holding plc
Form 20-F for the Fiscal Year Ended September 30, 2024
File No. 001-41836

Dear Ivica Krolo:

We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing